UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-38261

Kaixin Auto Holdings

(Registrant’s name)

5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing

People’s Republic of China

100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Changes in Registrant’s Certifying Accountant

On July 16, 2019, UHY LLP (“UHY”) notified Kaixin Auto Holdings (the “Company”) that UHY was resigning, effective immediately, as the Company’s independent accountant. UHY served as the Company’s independent registered public accounting firm for the period from our inception on November 28, 2016 through July 16, 2019.

UHY’s resignation is in accordance with common practice following the completion of special purpose acquisition company business combinations, such as the one consummated Kaixin’s predecessor CM Seven Star Acquisition Corporation, UHY has resigned as the Company’s independent public accounting firm.

UHY’s report on the Company’s consolidated financial statements for the fiscal years ended December 31, 2017 and 2018 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Such reports have not been withdrawn or modified.

During the period from November 28, 2016 through July 16, 2019, there were (i) no disagreements between the Company and UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of UHY, would have caused UHY to make reference to the subject matter of the disagreement in its reports on the consolidated financial statements for such periods and (ii) no “reportable events” that would be required to be described under Item 16F(a)(1)(v) of Form 20-F in connection with the Company’s annual report on Form 20-F.

The Company provided UHY with a copy of this Report on Form 6-K, and requested that UHY furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether UHY agrees with the disclosures contained in this Report on Form 6-K and, if not, stating the respects in which it does not agree. A copy of UHY’s letter has been appended as Exhibit 99.1.

The Company has begun a search process to identify UHY’s successor. The Company will disclose its engagement of a new independent accounting firm once the process has been completed.

Exhibits.

Number	Description
99.1	Letter of UHY dated July 19, 2019 regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KAIXIN AUTO HOLDINGS

Date: July 19, 2019	By:	/s/ Thomas Jintao Ren
	Name:	Thomas Jintao Ren
	Title:	Chief Financial Officer

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